03011823

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO.
8-43735

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 AND ENDING 12/31/02

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

BURKE TRADING LIMITED PARTNERSHIP

Office Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1121 EAST MAIN STREET, SUITE 230
(No. and Street)

ST. CHARLES (City) ILLINOIS (State) 60174 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DONALD E. ELGER, JR., CPA 312-635-4424
(Area-Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

IDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RAPACZ, LINDA CAROL
(Name – if individual, last, first, middle name)

13844 SOUTH MAPLE AVENUE (Address) ORLAND PARK (City) ILLINOIS (State) 60462-1628 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* Claims for extensions from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17x-5(e)(2).

OATH OR AFFIRMATION

I, MICHAEL BURKE, swear (or affirm) that to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of

BURKE TRADING LIMITED PARTNERSHIP as of

DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

GENERAL PARTNER

Title

Subscribed and sworn to before me this 26th day of February, 2003

Notary Public

"OFFICIAL SEAL"
PATRICIA F. PRIBEL
Notary Public, State of Illinois
My Commission Expires 09/02/04

This report contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of financial condition.
- ☒ (c) Statement of income (loss).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- ☒ (f) Statement of changes in liabilities subordinated to claims of general creditors.
- ☒ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- ☒ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- ☒ (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- ☐ (j) A reconciliation, including appropriate explanation, of the computation of net capital Under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- ☒ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC supplemental report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting controls.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

* For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BURKE TRADING LIMITED PARTNERSHIP
(a Limited Partnership)

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITOR'S REPORT
PURSUANT TO RULE 17a-5 (d)
DECEMBER 31, 2002

LINDA C. RAPACZ
CERTIFIED PUBLIC ACCOUNTANT
13844 SOUTH MAPLE AVENUE
ORLAND PARK, ILLINOIS 60462-1628
(708) 403-1999 FAX (708) 403-1428

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

ILLINOIS CPA SOCIETY

Mr. Michael Burke,
Partner
Burke Trading Limited Partnership
Chicago, Illinois

I have audited the accompanying statement of financial condition of Burke Trading Limited Partnership as of December 31, 2002. This financial statement is the responsibility of the Company's management. My responsibility is to express an opinion on this financial statement based upon my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Burke Trading Limited Partnership as of December 31, 2002, in conformity with generally accepted accounting principles.

Linda Rapacz

February 24, 2003

BURKE TRADING LIMITED PARTNERSHIP
(a Limited Partnership)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

CURRENT ASSETS		
Cash in Bank		$ 7,592
Accounts Receivable		16,115
Securities Owned, at Market Value		11,553,361
Due From Clearing Firms		9,091,174
Futures Open Trade Equity		32,950
Options Owned, at Market Value		23,823
Total Current Assets		$20,725,015
OTHER ASSET		
Investment - Stock	$15,000	
Total Other Asset		15,000
TOTAL ASSETS		$20,740,015

LIABILITIES AND PARTNERS' CAPITAL

CURRENT LIABILITIES		
Accounts Payable		$ 68,256
Securities Sold, Not Yet Purchased, at Market Value		11,084,288
State Replacement Tax Payable		48,770
Futures Open Trade Equity		600
Total Current Liabilities		$11,201,914
PARTNERS' CAPITAL		
Partners' Capital	$ 8,290,769	
Net Income for the Year	6,457,332	
Partners' Net Withdrawals	(5,210,000)	
Total Partners' Capital		9,538,101
TOTAL LIABILITIES AND PARTNERS' CAPITAL		$20,740,015

The accompanying notes to the financial statements
are an integral part of this statement.

BURKE TRADING LIMITED PARTNERSHIP
(a Limited Partnership)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Burke Trading Limited Partnership (the Company) is a limited partnership, which was formed on May 2, 1991 and is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Chicago Stock Exchange. The Company operates as an off the floor trader of securities.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions are entered into for the account and risk of the Company, and are therefore recorded on a trade date basis. Marketable securities, held by the Company, are valued at quoted market value.

Depreciation

Depreciation is computed primarily on a straight line basis over the estimated useful life of the assets.

Income Taxes

The Company's income flows to its partners' tax returns, therefore no federal income tax provision is made by the Company. The Company is liable, however, for the Illinois replacement tax of 1.5% of net prescribed income.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

NOTE 3 - FINANCIAL INSTRUMENTS ACCOUNTING POLICIES

Derivative financial instruments used for trading purposes, including hedges of trading instruments, are carried at quoted market value. Unrealized gains or losses on these derivative contracts are recorded on the same basis as the underlying assets or liabilities, that is, marked to market.

NOTE 4 - FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include futures and options. Derivative transactions are entered into for trading purposes or to hedge other positions or transactions. In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2002, at market values and will incur a loss if the market value of the securities increases subsequent to December 31, 2002.

NOTE 5 - CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, clearing firms and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 6- RECONCILIATION OF AUDITED AND UNAUDITED FINANCIAL STATEMENTS

The audit of the unaudited financial statements revealed no significant discrepancies. Therefore, no adjustments to the financial statements were required.

NOTE 7- NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company is required to maintain "adjusted net capital" equivalent to $100,000 or one eighth of aggregate indebtedness, whichever is greater, as these terms are defined. At December 31, 2002 the Company had net capital and net capital requirements of $6,421,757 and $100,000 respectively. The ratio of aggregate indebtedness to net capital was 1.82%. The net capital requirement may restrict the payment of dividends or the withdrawal of equity.